

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2013

<u>Via E-mail</u>
Candice J. Wells
Vice President, Assistant General
  Counsel and Corporate Secretary
Linn Energy, LLC
600 Travis Street, Suite 5100
Houston, Texas 77002

> **Re: LinnCo, LLC**
> **Linn Energy, LLC**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed September 18, 2013**
> **Response Letter Dated September 17, 2013**
> **File No. 333-187484**
>
> **Linn Energy, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 0-51719**

Dear Ms. Wells:

We have reviewed your amended registration statement and letter dated September 17, 2013, and we have the following comments. We have limited our review of your registration statement and other public filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information and by amending your other public filings, providing the requested information or advising us when you will provide the requested response. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement, your other public filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-4

1. We note your response to our prior comment 1 and the new disclosure you have included on pages 22 and 70 regarding (1) the adoption of both LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B as a condition to the merger; (2) if both Proposal A and Proposal B are approved, the consequences of that approval; and (3) if both Proposal A and Proposal B are not approved, the consequences of that non-approval. Please revise your disclosure to add additional clarification concerning what will happen if only one of the two proposals is approved (i.e. if only Proposal A is approved, and alternatively if only Proposal B is approved).

Risk Factors, page 35

Risks Relating to LINN's Business, page 48

2. We note that you added disclosure on page 51 in response to prior comment 12, under the heading "If LINN is unable to offset natural declines in its existing cash producing assets from discretionary reductions for a portion of its oil and natural gas development costs...." Please further modify this and all similar disclosures in your filing to clarify the meaning of "offset". In this regard, it should be clear whether the objective of your estimate is to maintain either a constant level of production or a level of proved reserves. Additionally, clarify whether the estimate is intended to fully or partially offset declines that would otherwise occur.

3. Revise your disclosure under this caption to clearly indicate what you mean by the terms "cash producing assets" and "natural declines." Supplementally, explain to us how these terms differ from "proved producing reserves" and "production," respectively.

4. Disclosure under this risk factor indicates "If LINN is unable to offset natural declines in its existing cash producing assets from this discretionary portion of its oil and natural gas development costs, LINN's net cash provided by operating activities could be reduced...." Disclosure elsewhere under this risk factor indicates "Consequently, if LINN were to limit its total capital expenditures to this discretionary portion of its oil and natural gas development costs and not complete acquisitions of new reserves, total reserves would ultimately decrease over time…"

   Based on our understanding of your discretionary reductions for a portion of your oil and natural gas development costs, this estimate does not include any amounts attributable to replacing proved reserves as they are produced or maintaining the quantity of total proved reserves. As a result, limiting your total capital expenditures to this amount would result in an immediate reduction in your total proved reserves and would ultimately result in decreased production volumes. If our understanding is not correct, please advise. Otherwise, revise your disclosure to more clearly describe the impact of limiting your total capital expenditures to this estimate.

Note that this comment also applies to footnote number 5 to the tabular presentation included on page 237 of your filing.

Pro Form Financial Statements, page 173

General

5. Please expand your introductory note on page 173 to describe any limitations in your pro forma presentation of LinnCo that may pertain to your election to utilize the remedial method of accounting for income taxes.

Explanatory Note Regarding Non-GAAP Financial Measures and Distribution Practices, page 235

6. Please expand your disclosure on page 235 to include a page reference to your presentation of Adjusted EBITDA.

7. We note the discussion of your distribution practices provided on page 236 and the tabular information provided on page 237. Expand this information to explain more clearly how you use, and how investors should consider, the amounts captioned "Excess (shortfall) of net cash provided by (used in) operating activities after distributions to unitholders and discretionary adjustments" in assessing your ability to make distributions to unitholders. Your revised disclosure should include, but not necessarily be limited to, a detailed discussion of how the extent or duration of any excess or shortfall impacts the amount of your distributions.

8. Please expand your introductory note on page 237 to clarify that although your policy is to fund the costs to acquire or modify derivative instruments with cash from debt or equity, when you settle derivatives these costs are recovered and reported as operating cash flows which are then used to fund distributions.

9. We note that you added tabulations on pages 237 and 238 in response to prior comment 2 to show the extent to which operating cash flows and proceeds from issuing debt and equity have been sufficient to cover the various uses that you describe for each of these sources. Given the statement in the first paragraph that you intend to fund a portion of your oil and gas development costs and distributions to shareholders from net cash provided by operating activities, explain to us why you have not deducted "Discretionary reductions for a portion oil and natural gas development costs" in arriving at the first sub-total captioned "Excess (shortfall) of net cash provided by (used in) operating activities". Similarly, given the statement that you intend to fund premiums paid for derivatives,

acquisitions and other capital expenditures from debt or equity offerings, borrowings under your amended credit facility or other external sources of funding, explain how you have considered a presentation which demonstrates more directly how proceeds from financing activities have been used for these purposes.

10. Expand the information provided under footnote 5 to indicate, for each annual period presented, the quantity of proved undeveloped reserves expected to be converted to developed as a result of the activities contemplated by the amounts titled "Discretionary reduction for a portion of oil and natural gas development costs" as well as the actual quantity of proved undeveloped reserves converted to developed.

11. Please expand your disclosure in footnote (1) on page 237 to clarify that although you view proceeds received on settlement of derivatives as operating activities, included in operating cash flows, you view payments made to acquire or modify derivatives as investing activities, funded with debt and equity; and that this later perspective is not consistent with GAAP.

Management's Discussion and Analysis, page 239

Liquidity and Capital Resources, page 267

Debt, page 271

12. We note that you have retitled your non-GAAP measure of Adjusted EBITDA on page 272 to Credit Facility EBITDA in response to prior comment five. Although you now present this as a material debt covenant, you have not disclosed whether an event of non-compliance is reasonably possible. Please expand your disclosure to clarify so that it is clear why you consider this to be a material covenant. Further, given the reasons you have expressed for retaining this disclosure, expand your presentation to address the following points.

- Please reconcile your description of the covenant as "a requirement to maintain a ratio of EBITDA to Interest Expense...for the preceding four quarters of less than 2.5 to 1.0" to the actual covenant set forth in Section 9.01 of Exhibit 10.1 attached to the Form 10-Q filed on April 25, 2013, indicating the ratio to be maintained must be *more than* 2.5 to 1.0.

- Given that the historical ratios you disclose are significantly higher than the covenant provision, ranging from 3.4 to 3.8 for the fiscal years of 2010, 2011, and 2012, the first six month interim periods of 2013 and 2012, and the second quarters of 2013 and 2012, explain the specific and reasonably possible uncertainty related to your compliance, with details sufficient to understand the level of your concern relative to the ratios you have computed and disclosed.

Please explain how an investor may gauge the likelihood that you will be able to continue making interest payments on your debt by reference to the ratios that you have disclosed.

- As there appear to be other covenants associated with your debt you should explain why this particular covenant is regarded as material while the others are not, if this is your view. Please clarify your rationale and indicate where you stand with respect to other covenants. It should be clear how the extent of compliance with them adds or subtracts from the uncertainty about the material covenant you have identified.

- As we understand that your lenders rely on direct communication from you about compliance with covenants, it appears your disclosure would be oriented towards investors and provide information that is relevant to their position as shareholders and recipients of distributions. Please disclose whether an event of non-compliance with your covenants is reasonably likely to result in curtailed distributions and indicate how an investor may gauge the extent of this concern based on the ratios you have disclosed.

Non-GAAP Financial Measures, page 328

13. Your disclosure in footnote (3)(a) on page 330 states that cash settlements "...exclude the cost of any premiums paid for derivatives." However, it appears the amounts are presented gross and that premiums are deducted as a separate line, as indicated in footnote (4). If this is correct, please revise the quoted language to clarify that the amounts are gross cash settlements which have not been reduced by the amount of any premiums paid for the derivatives.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as the case may be, the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in responding to our comments or in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Karl Hiller, Branch Chief, at (202) 551-3686, or Brad Skinner, Senior Assistant Chief Accountant, at 202-551-3489, if you have questions regarding comments on the financial statements and related matters or John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Norman von Holtzendorff at (202) 551-3237 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ Brad Skinner for

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        Sean T. Wheeler
        Latham & Watkins LLP